UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 333-275242

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Director

Effective December 16, 2025, the Board appointed Mr. Pengfei Jiang as a Director of the Board of the Company.

Mr. Pengfei Jiang (“Mr. Jiang”) served as Director of our company since 16th December 2025, with a primary focus on investor relations. He is currently the General Manager of Guangzhou Nanbeiji Technology Development Co., Ltd., a position he has held since May 2024, where he leads corporate strategy, industry research, and investment project evaluation, and oversees due diligence, risk assessment, and resource integration for growth. Mr. Jiang previously served as Investment Manager at Guangdong Rongda Investment Development Co., Ltd. from November 2023 to April 2024. Prior to that, he was Administrative Manager at Wuhan Keji Yanzhuang Co., Ltd. from May 2019 to October 2023.

Mr. Jiang obtained a diploma in Automobile Testing and Maintenance Technology from Wuhan Institute of Technology in 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Limited

Date: December 17, 2025	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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